ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

January 20, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Attention: Ms. Anuja Majmudar, Staff Attorney

Re:                             Kimbell Royalty Partners, LP (the “Partnership”)

Registration Statement on Form S-1

File No. 333-215458

Ladies and Gentlemen:

This letter relates to the Partnership’s Registration Statement on Form S-1, as amended through Amendment No. 2 filed on January 19, 2017. On behalf of the Partnership, we hereby provide the following proposed price range and unit number information to be included in the Partnership’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Partnership’s proposed initial public offering (the “Offering”) for the Securities and Exchange Commission’s (the “Commission”) review. Such Preliminary Prospectus will state that the initial offering price to the public of the Partnership’s common units (the “Common Units”) is expected to be between $19.00 and $21.00 per Common Unit, based on 5,000,000 Common Units offered to the public in connection with the Offering and 16,332,708 Common Units expected to be outstanding upon completion of the Offering. As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and unit number information, all of which we expect to include in an amendment to the Registration Statement to be filed shortly.

To the extent that you have any questions regarding this letter or the enclosures, please do not hesitate to contact the undersigned at (713) 229-1558. Thank you for your attention to this matter.

Respectfully,

BAKER BOTTS L.L.P.

By:	/s/ Jason Rocha
Jason Rocha

Enclosures